Exhibit 11.0

LINCOLN PARK BANCORP AND SUBSIDIARY
STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006

Income available to common stockholders	$34,668	$86,265

Weighted average shares outstanding	1,788,080	1,819,490

Basic earnings per share	$0.02	$0.05

Income for diluted earnings per share	$34,668	$86,265

Total weighted average common shares and equivalents
outstanding for diluted computation	1,789,315	1,824,558

Diluted earnings per share	$0.02	$0.05